UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
[April 7, 2006]
Commission file number 1-14400
Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date [April 7, 2006]
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel Metso Corporation

STANDARD & POOR’S CHANGED THE OUTLOOK TO POSITIVE ON METSO’S RATINGS
(Helsinki, Finland, April 7, 2006) – Metso Corporation (NYSE: MX; OMXH: MEO1V)
Standard & Poor’s Ratings Services has changed the outlook of Metso’s credit ratings from stable to positive. It has confirmed Metso’s existing long-term BB+ corporate rating, the BB rating on bonds issued and the EMTN program, as well as the B rating on short-term credits
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22 000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
For further information, please contact:
Pekka Hölttä, Senior Vice President, Corporate Treasurer, Metso Corporation, tel. +358 204 84 3195 Tuula Schreurs, Financial Communicator, Investor Relations, Metso Corporation, tel: +358 20 484 3211
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.